Exhibit 1

**JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)**

       In accordance with Rule 13d-1(k), the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, with respect to the Common Stock, par value $0.0001 per share, of NextNav Inc., and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated this 4th day of April 2025.

FIG BUYER GP LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FCOF V UST LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FCOF V CDG INVESTMENTS LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FCO FUND V GP LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FORTRESS CREDIT OPPORTUNITIES V ADVISORS LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

HYBRID GP HOLDINGS LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

HYBRID GP HOLDINGS (CAYMAN) LLC

By: Hybrid GP Holdings LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FIG LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FORTRESS OPERATING ENTITY I LP

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FIG BLUE LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FINCO I INTERMEDIATE HOLDCO LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FINCO I LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FIG PARENT, LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

FOUNDATION HOLDCO LP

By: FIG Buyer GP, LLC, its general partner

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary

CF NNAV-E LLC

By: /s/ David N. Brooks
        Name: David N. Brooks
        Title: Secretary